Exhibit (a)(1)(iii)

June 1, 2017

To New York & Company Associates Eligible to Participate in the Stock Appreciation Right and Option Exchange Program:

The New York & Company Stock Appreciation Right and Option Exchange Program (the “Exchange Program”) opened today and is expected to close at 5:00 p.m. EDT on June 29, 2017, subject to stockholder approval at our 2017 Annual Meeting. You have been identified as an associate who is eligible to participate in the Exchange Program, provided you continue to satisfy the conditions to participate throughout the duration of the Exchange Program. Note that eligibility is based on such factors as employment status, exercise price of outstanding Stock Appreciation Rights and Stock Options (the “Eligible Awards”) and the closing price of New York & Company stock on June 29, 2017. Further details on eligibility are included in the Exchange Program materials, which you will soon receive in the mail.

The Exchange Program gives you the opportunity to elect to exchange certain substantially underwater Eligible Awards for new Stock Appreciation Rights (“the Replacement SARs”), representing the right to receive fewer shares based on a lower per share exercise price. The number of shares you will be able to receive pursuant to a Replacement SARs grant will be determined by using an exchange ratio determined on the grant date of June 29, 2017. The information being mailed to you from the Company will identify which of your outstanding Eligible Awards may be exchanged for Replacement SARs, the terms of the Exchange Program and an explanation of the exchange ratios.

Making a Decision About Whether or Not to Participate

You will soon receive a package by mail at your home address from the Company that contains information on the exchange process, answers to frequently asked questions, and instructions on how to elect to exchange your Eligible Awards.  We must receive your completed Election Form before 5:00 p.m. EDT on June 29, 2017, regardless of whether you accept or decline the offer to exchange your Eligible Awards.

Your choice must be a personal one, based on your assumptions about a number of factors, including the performance of publicly traded stocks generally, our own stock price and our business. We cannot advise you on your decision as to whether or not to participate, and there are no guarantees of our future stock performance. Moreover, we are not encouraging or discouraging your participation. You should read all of the Exchange Program materials carefully and consult with your personal financial and tax advisors before deciding whether or not to participate.

If you do not receive your package of materials by June 8, 2017, or if you have questions about the Exchange Program, please send an e-mail to exchangeprogram@nyandcompany.com or call 212-884-2750, where you will have the ability to leave a voice message.

We are pleased to offer the Exchange Program and encourage you to thoroughly review the materials to determine whether to participate in this Program.

/s/Gregory Scott
Gregory Scott
CEO

The Exchange Program materials contain important information for associates, including an offering memorandum that should be read carefully prior to making a decision whether to participate in the Exchange Program. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov .